1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

August 18, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-09

QUATERRA NOTIFIES WARRANT HOLDERS TO PURCHASE COMMON SHARES

VANCOUVER B.C. - Quaterra Resources Inc. (“the Company”) today announced it has given notice to the holders (“Holders”) of non-transferable common share purchase warrants of the Company dated April 17, 2008 and amended on June 17, 2009 of the acceleration of the expiry date of the warrants to September 24, 2009 (the “Warrants”).

Notice to Holders of Warrants dated June 17, 2009, provides that in the event that the closing price of the Company’s common shares on the TSX Venture Exchange is $0.75 or more for ten consecutive trading days (the tenth such trading day being the “Determination”), the expiry date of the Warrants will be accelerated to the thirty seventh calendar day following the Determination (the “Accelerated Expiry Date”). The Company will forthwith on the Determination immediately notify the Holder of Warrants of the Accelerated Expiry Date. All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder.

The Company’s shares have traded at a closing price of $0.75 or more per share for a period of ten consecutive trading days for the period beginning August 4, 2009 and ending ten consecutive trading days thereafter, namely August 17, 2009. Notice has been given that the Company accelerates the date upon which the Warrants will expire from October 17, 2009 to September 24, 2009, after which time the Warrants will be void and of no value.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean,
Chief Financial Officer, Quaterra Resources Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.